Exhibit 99.5

IMPERIAL CHEMICAL INDUSTRIES PLC

ANNUAL GENERAL MEETING 2003

CHAIRMAN’S SPEECH

Ladies and Gentlemen, I would like to talk to you now about what has been happening at ICI over the last year.

I am not going to beat around the bush this morning. The last 12 months have been very difficult for ICI and for you, our shareholders. Since our AGM last May, which followed on the heels of a successful rights issue, there is no denying that we have not delivered the results we aspired to. We know that and we know we have to take steps to improve. So I am not going to pretend that there aren’t challenges – there are – but what I say to you is that I believe the right actions are all being taken and the right changes are being made and we will improve this business – deliver better results, and provide better returns for you, our shareholders.

Let me just go through some of the events that we have been dealing with since I talked to you a year ago, and give you my thoughts on where we are on each of the issues.

Let me start with the share price. Twelve months ago the price was £3.24. Last night, we closed at £1.37½. It would be convenient to argue that that was as a result of the general state of the global equities markets. There has been a lot written about the lack of confidence in the markets, resulting in collapsing stock values, prices affected by threats of war, terrorism, and a host of other issues which we are all familiar with. And a lot of that has hit us. There are always external factors beyond a company’s control – a particular issue for us recently has been fluctuations in oil and natural gas pricing for example. But a couple of recent issues that have hit ICI’s share price have unfortunately been very specific to us.

If I look back to earlier this year, it was February when we announced our Full Year results for 2002 and we described our performance as “satisfactory” – Group profit stood at £400m, essentially the same as the previous year, which under the then prevailing market conditions, we felt wasn’t too bad. We had topline growth in the International Businesses, cash flow was much improved in the year, and debt was down. Nevertheless, the results were a disappointment to the investment community – one of the major factors being Quest – and there was a dramatic negative reaction – some analysts have subsequently said over-reaction – and the price fell some 30% from around £1.90p to around £1.25p.

Our share price then appeared to have stabilised, when we hit the problems that led us, in March, to issue a profits warning. What happened was that towards the end of the quarter we realised that our performance was being impacted by two main factors: first, sharp increases in raw material costs that had hit National Starch in particular; and, second it became clear that even though we had fixed last year’s production problems in Quest Foods, we had upset some customers sufficiently for them to take some of their business elsewhere. The first of those issues – raw materials – is something that in a business like National Starch we are used to, and we can – and do – deal with it by putting up our own prices. What we were caught in was the timing gap between having to pay more for materials and being able to recoup those costs from our customers.

But the issue in Quest is a lot more difficult. We have lost the confidence of some of our customers for Quest food products, and we have an uphill struggle to regain that confidence. I can assure you that the top priority in Quest is to get this problem sorted out. We have made some changes to do this, and I will deal with those in a moment.

It was primarily those two performance issues that led to our profits warning. They came as a surprise to the markets and they reacted negatively, taking the share price down by some 40% (from around £1.50p to about 90p). It shook the confidence of the investment community, causing us to review the management of the Group. As a consequence of the profits warning, and the 21% fall in first quarter profits that we announced on May 1 – (which was by the way, no worse than we had predicted in the profits warning), we now have new Chief Executives in place in both the Quest unit, and ICI itself.

Looking at Quest first, we have moved Charles Knott from National Starch and appointed him to the leadership role at Quest.

Charles has broad experience in the specialty products industry and has held senior leadership roles in Europe, USA and Asia, with commercial, market and finance experience. During his time in Asia, National Starch grew sales by 70% and trading profits by 170%.

Under Charles, we have also made some significant changes to the Quest Foods management structure and I think we have the right people in place now to put Quest back on track.

At the Group level, Dr John McAdam was appointed as Chief Executive after Brendan O’Neill stood aside in April. Many of you know John. He has been sitting here alongside me on the Board since 1999. In his career, John has run three out of our four business units, most recently running our successful Paints operation, and has held Board responsibility for our global research and technology development, and our total Group performance in Asia Pacific. Under his leadership, from 1998 to 2002, Paints trading profits grew by more than one third, adding over £45m to the Group’s reported profits, return on net assets in the business unit improved from 18% to 30%, and we saw our comparable overall Group sales in Asia grow by more than a third.

He is a no-nonsense, results-orientated businessman who has in depth knowledge of ICI’s business, and the Board and I have full confidence in his ability to address aggressively the operational issues that we face. He has only been in the job six weeks, but he has already formed a very clear idea about what needs to be done, and I will hand over to him in a moment for him to share some of his thinking about the immediate priorities.

Against that backdrop, it would be quite easy to conclude that it has only been a year of problems for ICI, but during the last year there have been some really positive developments across the Group that we are proud of, and which demonstrate that our International Businesses are fundamentally sound businesses. Let me give you a few examples.

Throughout 2002 the management delivered significant working capital improvements, we made good progress on cashflow, and our year end debt position was improved – excluding any effects of the rights issue. We improved our interest cover, which is one of the important performance measures we use, from 3.5 to 4.3 times. In addition, we completed the sale of Synetix to Johnson Matthey, achieving a good value for the business, and just a couple of weeks ago we received a cash inflow of $305m – the final instalment of the monies for the sale of our remaining holding in the Huntsman International joint venture. This marks another major milestone in our divestment programme.

Looking at a few new product developments from the year, some of which you can experience upstairs after the meeting, we’ve won awards in National Starch for 'Novelose' 260, a resistant starch which adds dietary fibre in cereals, snacks, bread and baked goods and improves quality. It’s been a big success – it provides not just healthier food for consumers but it brings an environmental advantage as its manufacturing process produces minimal effluent.

We continue to have successes in Quest fragrances – we’ve been nominated for 9 awards – 15% of all the nominations – at this year’s fragrance Oscars, (called, believe it or not, the FiFis), being presented next month in New York.

Another recent product launch from Quest is their new 'Sensory Perception Technology'. This puts fragrances into textiles so that they smell fresh, or can repel tobacco smoke or even mosquitoes! This is generating real excitement in the textile and fabrics manufacturing industries, and has big market potential. It’s another example of the sort of creativity which differentiates our products.

In National Starch we’ve seen sales doubling year on year for our 'Aerobond' range of foaming adhesives, which reduces by half the amount of adhesive required for paper laminating applications, improving customers efficiencies and reducing customer costs.

Our sustainability performance across the Group continues to improve and we were delighted to announce only last month that Uniqema had won a UK Queen’s Award (ICI’s 70th, incidentally) in the Sustainable development category for our 'Emkarate' lubricants. Since it was launched, Uniqema's technology has enabled the reduction of millions of tonnes of ozone depleting gases.

In summary, I don’t wish to minimise the performance issues that we face, but I do want you to see that across the Group we are continuing to innovate, delivering new products to our customers that add value to their products and to our top line. And in that context, let me pay tribute to our employees around the world. The energy and commitment of our people to constantly challenge conventional thinking, develop new products for our customers and bring creativity, scientific, commercial and technical skill to bear on our business is exemplary. We have to keep them motivated and committed during challenging times. That’s not easy for any business facing difficulties, but we know it is imperative, and it is a priority on the management agenda.

Finally, just a word on strategy. As you would expect, the Board and I have taken a hard look at the strategy of the Group to see how we can best enhance value for you, our shareholders. We have looked very hard at all the alternatives and, with our external advisers, have concluded that your interests are best served at the moment by us dealing with the performance issues within our business units and making each of our assets work better. Now is not the time to be making any major divestments. Now is the time to add real value to the businesses. It is our responsibility as the Board to keep our strategic options open and we keep everything under constant review, but with the single-minded priority right now to make ICI’s businesses as good as they possibly can be. We have a collection of fundamentally strong, high value assets, which we intend to run more efficiently in order to serve you, our shareholders, better.

Now I would like to introduce our new Chief Executive, John McAdam. He will share with you his thoughts on the Group and the immediate priorities he has to improve our performance.